

SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C. 151 SECTION



BD 2/27

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50200

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Name: Principal Funds Distributor, Inc.
Formal Name:
WM Funds Distributor, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 High Street
(No. and Street)

Des Moines	Iowa	50392
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jill R. Brown (515) 248-2285
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0701-0794395



Oath or Affirmation

I, Jill R. Brown, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of WM Funds Distributor, Inc. as of December 31, 2006, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL IOWA
TAMMY HOLLANDER
COMMISSION NO. 719831
MY COMMISSION EXPIRES
12|4|2008

Chief Financial Officer

Notary Public

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(X)	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

WM Funds Distributor, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2006

Contents

0701-0794395



■ Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

■ Phone: (515) 243-2727
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
WM Funds Distributor, Inc.

We have audited the accompanying statement of financial condition of WM Funds Distributor, Inc. (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WM Funds Distributor, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 26, 2007

WM Funds Distributor, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 7,986,569
Receivables:	
Affiliates	6,229,923
Others	274,207
Total receivables	6,504,130
Furniture, fixtures, equipment, and capitalized software at cost, less accumulated depreciation and amortization of $2,813,011	263,696
Deferred sales commissions, net of amortization of $20,061,886	3,376,837
Deferred tax asset, net	141,561
Other assets	132,150
Total assets	$ 18,404,943
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 8,191,090
Accrued salaries and related benefits	1,629,850
Total liabilities	9,820,940
Stockholder's equity:	
Common stock, $10 par value – authorized, 10,000 shares; issued and outstanding, 10,000 shares	100,000
Additional paid-in capital	79,275,748
Accumulated deficit	(70,791,745)
Total stockholder's equity	8,584,003
Total liabilities and stockholder's equity	$ 18,404,943

See accompanying notes.

WM Funds Distributor, Inc.

Statement of Operations

Year Ended December 31, 2006

Revenues	
Distribution fees (12b-1 fees)	$ 68,773,921
Underwriting fees	9,162,925
Commission income	1,046,946
Interest income	870,776
Other income	311,714
Total revenues	80,166,282
Expenses	
Distribution expenses (12b-1 fees)	56,442,117
Marketing and fund distribution expenses	22,731,108
Compensation and related expenses	23,595,479
Amortization of deferred sales commissions	10,069,779
General and administative expenses	8,118,120
Total expenses	120,956,603
Loss before income tax benefit	(40,790,321)
Income tax benefit	15,732,480
Net loss	$(25,057,841)

See accompanying notes.

WM Funds Distributor, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2006	$ 100,000	$73,358,187	$(45,733,904)	$ 27,724,283
Net loss	–	–	(25,057,841)	(25,057,841)
Capital contributions from WM Advisors, Inc.	–	20,000,000	–	20,000,000
Dividends paid to WM Advisors, Inc.	–	(14,082,439)	–	(14,082,439)
Balance at December 31, 2006	$ 100,000	$79,275,748	$(70,791,745)	$ 8,584,003

See accompanying notes.

WM Funds Distributor, Inc.

Statement of Cash Flows

Year Ended December 31, 2006

Operating activities	
Net loss	$(25,057,841)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization of deferred sales commissions	10,069,779
Depreciation and amortization	318,609
Deferred taxes	(1,692,602)
Net income tax benefit received by WM Advisors, Inc.	(82,439)
Sales commissions deferred	(7,975,876)
Changes in operating assets and liabilities:	
Income tax receivable under tax allocation agreement	5,987,569
Receivable from affiliates	(765,758)
Other receivables	140,993
Other assets	1,241,556
Accounts payable and accrued expenses	2,086,054
Payable to affiliates	(1,423,009)
Accrued salaries and related benefits	(278,832)
Net cash used in operating activities	(17,431,797)
Investing activities	
Purchases of furniture, fixtures, equipment, and capitalized software	8,101
Financing activities	
Capital contributions from WM Advisors, Inc.	20,000,000
Dividends paid to WM Advisors, Inc.	(14,000,000)
Net cash provided by financing activities	6,000,000
Net decrease in cash and cash equivalents	(11,423,696)
Cash and cash equivalents at beginning of year	19,410,265
Cash and cash equivalents at end of year	$ 7,986,569

See accompanying notes.

WM Funds Distributor, Inc.

Notes to Financial Statements

December 31, 2006

1. Organization

Organization and Nature of Business

WM Funds Distributor, Inc. (the Company) is a broker/dealer registered with the National Association of Securities Dealers, Inc. The Company was incorporated under the laws of the state of Washington and is a wholly owned subsidiary of WM Advisors, Inc. (WMAI), which is a wholly owned subsidiary of Principal Management Corporation (PMC). PMC is a wholly owned subsidiary of Principal Financial Services, Inc. (PFS), and a wholly owned indirect subsidiary of Principal Financial Group, Inc. (PFG). The Company is headquartered in Seattle, Washington, and serves as the principal contracted distributor of the WM Group of Funds (the Funds). The Company does not receive or hold funds of subscribers or securities of issuers and does not hold customer funds or securities. Main sources of revenue include distribution fees and commissions for providing distribution services to the Funds.

WMAI, the Company's parent, was purchased by PMC on December 31, 2006. Prior to the date of purchase by PMC, the Company was a wholly owned indirect subsidiary of Washington Mutual, Inc. (WMI).

The accompanying financial statements have been prepared using the Company's historical basis of accounting as carried over from WMAI. The fair value adjustments related to the PMC purchase have not been pushed down to these financial statements.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It is possible that actual experience could differ from the estimates utilized.

Cash and Cash Equivalents

The Company's cash equivalents include money market funds. The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Deferred Sales Commission

Commission costs related to sales of Class C and certain Class A shares are capitalized. Amortization of the asset related to the Class C portfolio is provided on the straight-line method over a 12-month period. Amortization of the asset related to the Class A portfolio is provided on the straight-line method over an 18-month period. Such Class A commissions are those associated with payments made when the customer is not required to pay a load, typically for Class A share purchases of $1,000,000 or more.

Capitalization of Software Costs

Costs related to the development of new software for internal use, incurred subsequent to the preliminary project stage but prior to the point at which the computer software is substantially complete and ready for its intended use, are capitalized and amortized over the estimated useful life of the software which is three years. Capitalized costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such costs may not be recoverable.

Depreciation

Depreciation of furniture, fixtures, and equipment is provided on the straight-line method over the estimated useful lives of the assets, which range from three to ten years.

Federal and State Taxes on Income

The Company's 2006 results of operations will be included in the consolidated federal and combined state income tax returns of WMI. In accordance with the intercompany tax sharing agreement, the Company is allocated income taxes to the extent it increases or reduces the consolidated group tax liability. Income taxes are accounted for under the liability method. Deferred income tax assets and liabilities are computed for differences between the financial statement and income tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on the applicable enacted tax laws and rates. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that a deferred tax asset will not be realized.

2. Summary of Significant Accounting Policies (continued)

Sales of Rights to Future Cash Flows

The Company has an agreement with an independent third party to sell its rights to future cash flows from asset-based distribution fees and contingent deferred sales charges relating to mutual fund B shares in exchange for current payments to offset upfront sales commissions paid to broker-dealers for distributing B shares. The Company has determined that the agreement does not include either continuing involvement by the Company or contain any recourse provisions. Based on review of the agreement with the independent third party, the Company has deemed it appropriate to record cash receipts from the third party as revenue upon receipt.

Revenue Recognition

The majority of the Company's revenues are derived from services provided to the Funds. The Company receives 12b-1 fees from each fund based on a percentage of the Fund's average net assets. Such fees are booked as revenues as they are earned.

3. Transactions With Affiliates

Prior to the purchase of WMAI by PMC, the Company was affiliated with New American Capital, Inc. (NACI), Washington Mutual Bank (WMB), and WM Financial Services, Inc. (WMFS) through common ownership and management. The Company is also affiliated with the Funds through certain common officers and the Board of Directors.

Substantially all revenue recorded by the Company was for services provided to the Funds. Pursuant to the terms of agreements approved by the Funds' shareholders under the provisions of rule 12b-1 of the Investment Company Act of 1940, the Company receives 12b-1 fees from each fund based on a stipulated percentage of the Fund's average net assets. Additionally, the Company pays to selling broker dealers a portion of these fees. Fees received under the provisions of rule 12b-1 are listed as distribution fees (12b-1 fees) and fees paid to selling broker dealers are listed as distribution expenses (12b-1 fees). Distribution expenses (12b-1 fees) paid to WMFS for the sale of shares of the Funds totaled $13,923,547 for the year ended December 31, 2006. Additionally, revenue sharing paid to WMFS totaled $1,703,891 for the year ended December 31, 2006.

Receivables from the Funds related to reimbursements of expenses totaled $6,229,923 at December 31, 2006.

3. Transactions With Affiliates (continued)

Prior to the purchase of WMAI by PMC on December 31, 2006, the Company's employees participated in the following three stock-based compensation plans sponsored by WMI:

WAMU Shares Stock Option Plan –From time to time, the WMI Board of Directors approves grants of nonqualified stock options to certain groups of employees. The grants have been made pursuant to a series of plans, collectively known as "WAMU Shares". Generally, eligible full-time and part-time employees on the award dates are granted options to purchase shares of WMI common stock. The exercise price for all grants is the fair market value of WMI common stock on the designated dates, and all options vest one to three years after the award date and expire five to ten years from the award date. To the extent these options are exercised, the Company records the tax benefit to be received by WMI through an intercompany account.

2003 Equity Incentive Plan – In February 2003, the WMI Board of Directors adopted the 2003 Equity Incentive Plan (2003 EIP). On April 15, 2003, the WMI shareholders approved the adoption of the 2003 EIP. Under the 2003 EIP, all of the employees, officers, directors and certain consultants, agents, advisors, and independent contractors are eligible to receive awards. Awards which may be granted under the 2003 EIP include stock options, stock appreciation rights, restricted stock and stock units, performance shares and performance units, and other stock or cash-based awards. The 2003 EIP is generally similar to the 1994 Plan and the Equity Incentive Plan, and does not affect the terms of any option granted under the 1994 Plan or stock or shares awarded under the Equity Incentive Plan.

Under the 2003 EIP, the exercise price of the option must at least equal the fair market value of WMI common stock on the date of the grant. The options generally vest on a phased-in schedule over one to three years, depending on the terms of the grant, and expire ten years from the grant date.

Upon the grant of restricted stock awards, shares are issued to a trustee who releases them to recipients when the restrictions lapse. Unearned compensation is amortized as compensation expense over the restricted period. Restricted stock and stock units accrue or pay dividends. All canceled or forfeited shares become available for future grants.

3. Transactions With Affiliates (continued)

Employee Stock Purchase Plan – Under the terms of the Company's Employee Stock Purchase Plan (ESPP), an employee is allowed to purchase WMI common stock at a 5% discount from the fair market value of the common stock at the end of the monthly offering period, without paying brokerage fees or commissions on purchases. WMI pays for the program's administrative expenses. The plan is open to all employees who are at least 18 years old and work at least 20 hours per week. Participation is through payroll deductions with a maximum annual contribution of 10% of each employee's eligible cash compensation. Under the ESPP, dividends may be automatically reinvested at the discretion of the participant.

The expense recorded in compensation and related expenses in the accompanying statement of operations relating to the plans described above was $77,249 for the year ended December 31, 2006.

Prior to the purchase of WMAI by PMC on December 31, 2006, the Company's employees participated in the following four benefit plans sponsored by WMI:

Pension Plan –WMI maintains a noncontributory cash balance defined benefit pension plan, which covers substantially all eligible employees of the Company. Benefits earned for each year of service are based primarily on the level of compensation in that year plus a stipulated rate of return on the benefit balance. It is WMI's policy to contribute funds on a current basis to the extent the amounts are sufficient to meet funding requirements as set forth in employee benefit and tax laws plus such additional amounts WMI determines to be appropriate.

Actuarial information is prepared annually taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, costs are allocated to the Company by WMI based on eligible employees' salaries.

WaMu Savings Plan – WMI sponsors a defined contribution plan for all eligible employees of the Company that allows participants to make contributions by salary deduction equal to 75% or less of their salary pursuant to Section 401(k) of the Internal Revenue Code. Employees' contributions and the Company's matching contributions vest immediately.

3. Transactions With Affiliates (continued)

Postretirement Benefit Plan – WMI provides eligible retired employees of the Company with access to medical coverage on the same basis as active employees and provides certain other health care insurance benefits to a limited number of retired employees. Postretirement benefits, such as retiree health benefits, are accrued during the years an employee provides services. Actuarial information is prepared annually taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, costs are allocated to the Company by WMI based on estimated employee benefits.

Supplemental Employee Retirement Plan – WMI sponsors supplemental employee and executive retirement plans for the benefit of certain highly compensated employees of the Company, which are designed to supplement the benefits that are accrued under the pension plan.

The expense recorded in compensation and related expenses in the accompanying statement of operations relating to the plans described above was $653,338 for the year ended December 31, 2006.

Subsequent to the purchase of the Company by PMC on December 31, 2006, the employees of the Company became participants in various employee retirement and compensation plans sponsored by PFG, including a defined benefit pension plan and a defined contribution plan.

Certain common administrative and occupancy costs are allocated between the affiliated companies based on WMI management's analysis of the proportion of services utilized by each company. These expenses are recorded in the Company's statement of operations as general and administrative expenses as follows:

Office Sublease – The Company subleases office space from WMB. Rent expense of $757,671 for the year ended December 31, 2006, is based on a cost-sharing methodology and is allocated monthly

Administrative Services – The Company, WMB, and WMI are parties to the Administrative Services Contract (Services Contract), dated September 8, 1998, as amended, by and between WMB and WMI. In accordance with the Services Contract, WMI provides administrative services in the areas surrounding, but not limited to, human resources, corporate accounting, and payroll. Administrative service costs allocated from WMI to the Company for the year ended December 31, 2006 totaled $566,509.

3. Transactions With Affiliates (continued)

Technology Services – WMI provides technology services in the areas surrounding, but not limited to, desktop services, network access, and platform services based on allocated rates, The technology service costs allocated from WMI to the Company for the year ended December 31, 2006 totaled $1,198,518.

Payable to affiliates is settled on a monthly basis and is primarily related to payroll expenses payable to WMB as paying agent for the Company, 12b-1 fees payable to WMFS and other allocated charges.

4. Furniture, Fixtures, Equipment, and Capitalized Software

Furniture, fixtures, equipment, and capitalized software at December 31, 2006, consist of the following:

Capitalized software	$ 2,093,049
Furniture, fixtures, and equipment	983,658
Accumulated depreciation	(2,813,011)
	$ 263,696

5. Commitments and Contingent Liabilities

There are no lawsuits, claims, or contingencies pending against the Company at December 31, 2006.

6. Income Taxes

Income taxes for the year ended December 31, 2006, consist of the following:

Current:	
Federal	$ (11,443,539)
State	(2,596,339)
	(14,039,878)
Deferred:	
Federal	(1,661,233)
State	(31,369)
	(1,692,602)
Income tax benefit	$ (15,732,480)

The effective tax rate differs from the federal statutory rate of 35% primarily due to the effect of state income taxes and other permanent differences arising from certain expenses that are not deductible for income tax purposes.

The tax effects of temporary differences that gave rise to the net deferred tax liability at December 31, 2006, were as follows:

Deferred tax assets:	
Accrued liabilities	$ 149,347
Total deferred tax assets	149,347
Deferred tax liabilities:	
Fixed assets	(7,786)
Total deferred tax liabilities	(7,786)
Net deferred tax asset	$ 141,561

Current taxes and certain deferred income tax items were settled with WMI prior to the acquisition of the Company by PMC.

7. Capital Contributions and Dividends

During the year ended December 31, 2006, the Company received $20,000,000 in capital contributions from WMAI. In addition, the Company returned $14,082,439 to WMAI in the form of dividends during the year ended December 31, 2006.

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in rule 15c3-1. At December 31, 2006, the Company had net capital of $3,263,240 which was $3,013,240 in excess of its required minimum net capital of $250,000.

The Company is exempt from maintaining a special reserve bank account under rule 15c3-3(k)(1).

Supplemental Information

WM Funds Distributor, Inc

Computation of Net Capital – Part IIA

December 31, 2006

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$ 8,584,003
2.	Deduct ownership equity not allowable for Net Capital		–
3.	Total ownership equity qualified for Net Capital		8,584,003
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
	B. Other (deductions) or allowable credits		–
5.	Total capital and allowable subordinated liabilities		8,584,003
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	5,176,520	
	B. Secured demand note deficiency	–	
	C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
	D. Other deductions and/or charges		5,176,520
7.	Other additions and/or allowable credits		–
8.	Net capital before haircuts on securities positions		3,407,483
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments	–	
	B. Subordinated securities borrowings	–	
	C. Trading and investment securities:		
	1. Exempted securities	–	
	2. Debt securities	–	
	3. Options	–	
	4. Other securities	144,243	
	D. Undue concentration	–	
	E. Other		144,243
10.	Net Capital		$ 3,263,240

WM Funds Distributor, Inc

Computation of Net Capital – Part IIA (continued)

Computation of Alternate Net Capital Requirement

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ –
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000
24. Net capital requirement (greater of line 22 or 23)	250,000
25. Excess net capital (line 10 less 24)	3,013,240
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$ –

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

WM Funds Distributor, Inc

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2006

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:

Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	X
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm:	
D. (k)(3) – Exempted by order of the Commission	

WM Funds Distributor, Inc

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2006

There were no differences between Net Capital which is included in this audited report and Net Capital in the Company's corresponding unaudited Focus Report (Form X-17A-5, Part IIA) filing as of December 31, 2006.



Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors
WM Funds Distributors, Inc.

In planning and performing our audit of the financial statements of WM Funds Distributors, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2007

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